中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref: BS(2005)167(JY)

05010191

1st August, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

SUPPL

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with the Stock Exchange of Hong Kong Limited (the "HKSE") for the month ended 31st July, 2005 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

..../page 2

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

File No. 82-34675

VETTED | UNVETTED | MONTHLY RETURN | SUBMISSION MANAGEMENT | DOWNLOAD DOC TEMPLATE | PROFILE ADMIN | LOGOUT

onthly Return On Movement of Listed Equity Securities (Form I)

r submission has been approved ! Please record the Submission No. for future reference.

omission Details

e/Time submitted	01/08/2005	15:11:51	Submitted By	02388P03
e/Time Approved	01/08/2005	15:15:45	Approved By	02388P02
mission No.	EBIS-050720-00035		Status	Approved

mpany Code	LM02388	BOC Hong Kong (Holdings) Limited		
ur Capacity				
nouncement Category	Unvetted		Announcement Type	Monthly Return I
ntact Person	Jason C. W. Yeung			
ntact No.	28462700			

he month ended : 31/07/2005

e of Company	LM02388	BOC Hong Kong (Holdings) Limited		
act Person	Jason C. W. Yeung			
act Telephone No.	28462700		Date submitted	01/08/2005

tion A Section B Section C Section D

nformation on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)

Ordinary shares	Preference shares
Equity Warrants	Other Classes of Shares

---

tion A Section B Section C Section D

Movement in Authorised Share Capital

rdinary Shares

) Stock Code : 2388 Description :

	No. of Shares	Par Value		Authorised Share Capital
ance at close of preceding month	20,000,000,000	HKD	5.00	100,000,000,000
ease/(Decrease) EGM approval date) d/mm/yyyy)				
ance at close of the month	20,000,000,000	HKD	5.00	100,000,000,000

) Stock Code : Description :

	No. of Shares	Par Value		Authorised Share Capital
ance at close of preceding month		HKD		
ease/(Decrease) EGM approval date) d/mm/yyyy)				

	No. of Shares	Par Value	Authorised Share Capital
Balance at close of the month		HKD	

. Preference Shares

Stock Code : Description :

	No. of Shares	Par Value	Authorised Share Capital
Balance at close of preceding month		HKD	
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)			
Balance at close of the month		HKD	

. Other Classes of Shares

Stock Code : Description :

	No. of Shares	Par Value	Authorised Share Capital
Balance at close of preceding month		HKD	
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)			
Balance at close of the month		HKD	

Total Authorised Share Capital at the end of the Month HKD 100,000,000,000

Section A Section B Section C Section D

C. Movement in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No. of Preference shares	No. of other classes of shares
ance at close of preceding nth	10,572,780,266			
rease/(Decrease) during the nth				
ance at close of the month	10,572,780,266			

:tion A Section B Section C Section D

Details of Movement

are Options

otal No. of Options at ose of Preceding Month	Total Granted During the Month	Total Exercised During the Month	Total Cancelled During the Month	Total No. of Options Lapsed During the Month	Total No. of Options at Close of the Month	No. Of New Shares Arising Therefrom
						Ordinary (1) Ordinary (2) Preference Other Class

Total Exercised Money During the Month HKD

uity Warrants

Description of Warrants (Date of Expiry -dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised During the Month	Nominal Value at Close of the Month	No. Of New Shares Arising Therefrom
( ) Stock Code Subscription Price HKD	HKD				Ordinary (1) Ordinary (2) Preference

					Other Class
	HKD				
( ) Stock Code Subscription Price HKD					Ordinary (1) Ordinary (2) Preference Other Class
	HKD				
( ) Stock Code Subscription Price HKD					Ordinary (1) Ordinary (2) Preference Other Class
	HKD				
( ) Stock Code Subscription Price HKD					Ordinary (1) Ordinary (2) Preference Other Class

ertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted During the Month	Amount at Close of the Month	No. Of New Shares Arising Therefrom
	HKD				
Stock Code Subscription Price HKD					Ordinary (1) Ordinary (2) Preference Other Class
	HKD				
Stock Code Subscription Price HKD					Ordinary (1) Ordinary (2) Preference Other Class
	HKD				

Stock Code

Subscription Price HKD

- Ordinary (1)
- Ordinary (2)
- Preference
- Other Class

r Issues of Shares

Type of Securities				No. Of New Shares Arising Therefrom
Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)		Ordinary (1) / Ordinary (2) / Preference / Other Class
Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)		Ordinary (1) / Ordinary (2) / Preference / Other Class
Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)		Ordinary (1) / Ordinary (2) / Preference / Other Class
Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)		Ordinary (1) / Ordinary (2) / Preference / Other Class
Bonus Issue		Issue and allotment Date : (dd/mm/yyyy)		Ordinary (1) / Ordinary (2) / Preference

Other Class

Repurchase of share

Cancellation Date:
(dd/mm/yyyy)

Ordinary (1)
Ordinary (2)
Preference
Other Class

Redemption of share

Redemption Date:
(dd/mm/yyyy)

Ordinary (1)
Ordinary (2)
Preference
Other Class

Other

At Price : HKD

Issue and allotment date

(Please specify)

Ordinary (1)
Ordinary (2)
Preference
Other Class

narks (Max 160 Characters):

horised Signatory

ame: Jason C. W. Yeung

le: Company Secretary

OK

e : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock hange without prior notification to the company/issuer.